February 24, 2006

Mr. Steven Jacobs
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C, 20549

Re:   Interactive Motorsports and Entertainment Corp.
      Form 10-KSB for the year ended December 31, 2004
      File No. 000-30771

Dear Mr. Jacobs,

I am in receipt of your letter dated January 13, 2006. I have once again authorized David Smith of our company to prepare the company's response to your inquiries in the space below.

Question:

1. Please tell us how you have applied the guidance in FIN 46(R) in evaluating whether Race Car Simulation Corp. is a VIE and which party would be deemed the primary beneficiary. Your asset purchase agreement contains a provision in Section 4.12 whereby you are required to provide an unconditional guarantee that minimum payments will be made to Race Car Simulation Corp by the operator of the simulator. This guarantee appears to meet the definition of a variable interest, as defined in paragraph 2(c) and Appendix B of FIN 46(R). In this regard, we also note that this guarantee limits the equity holder's obligation to absorb the expected losses of Race Car Simulation Corp., and therefore the entity appears to lack the characteristics in paragraph 5(b)(2) of FIN 46(R). As such, please provide us with your analysis of the following steps in evaluating your arrangement under FIN 46(R):

     a) If you have determined that Race Car Simulation Corp. is not within the scope of FIN 46(R), please explain to us in sufficient detail how you meet the criteria for the specific scope exception cited.

Response

Section 4 of FIN 46(R) states "This Interpretation clarifies the application of ARB 51 and replaces Interpretation 46. With the following exceptions, this Interpretation applies to all entities:

     h. An entity that is deemed to be a business under the definition in Appendix C need not be evaluated by a reporting enterprise to determine if the entity is a variable interest entity under the requirements of this Interpretation unless one or more of the following conditions exist (however, for entities that are excluded by this provision of this Interpretation, other generally accepted accounting principles should be applied):

          (1) The reporting enterprise, its related parties, or both participated significantly in the design or redesign of the entity. However, this condition does not apply if the entity is an operating joint venture under joint control of the reporting enterprise and one or more independent parties or a franchisee.

          (2)  The  entity  is  designed  so  that   substantially  all  of  its
               activities either involve or are conducted on behalf of the reporting enterprise and its related parties.

          (3) The reporting enterprise and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the entity based on an analysis of the fair values of the interests in the entity.

          (4)  The   activities   of  the  entity  are   primarily   related  to
               securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.

The definition of a business in Appendix C paragraph 3 reads as follows:

     A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and
     (c) resulting outputs that are used to generate revenues. For a set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to conduct normal operations, which include the ability to sustain a revenue stream by providing its outputs to customers.

Race Car Simulation Corp. ("RCSC") was established by Dolphin Asset Management to purchase the NASCAR racing simulators from Interactive Motorsports and
Entertainment Corp ("Company"). RCSC is a business as defined in the Interpretation, with inputs, processes and activities, and outputs that result in the generation of a sustained revenue stream. The Company and its related parties have never had, nor do they now have, an equity position or voting rights in RCSC, nor did they have a hand in the formation of RCSC. RCSC's activities do not involve and are not conducted on behalf of the Company or any related party. The Company and its related parties do not participate in the management of RCSC, nor does the Company share in the gains or losses resulting from RCSC's operations. RCSC owns dozens of simulators which it leases to several third parties under a number of arrangements. The performance guarantees that you cite in Section 4.12 of the asset purchase agreement helps to mitigate the risk of RCSC by the guarantee of performance from existing leases for up to three years. This does not guarantee an absorption of any expected or potential loss. Based on these facts, the Company believes it has met the terms of exemption from this Interpretation as outlined in Section 4, paragraph (h).

Question:

     b) Please provide us with your analysis of each of the variable interests you identified. Refer to paragraph 2(c) and Appendix B of FIN 46(R).

Response

Based on the response to the previous question, the Company does not believe it has any exposure to any variable interest entity.


Question:

     c) Tell us how you evaluated the guidance in paragraphs 5(a), (b) and (c) of FIN 46(R) in determining whether the entity meets the definition of a VIE. In your response, specifically tell us how you considered the above mentioned guarantees in your analysis under paragraphs 5(a)(1), 5(b)(2) and 5(c).

Response

Section 5 reads as follows, with the paragraphs cited in the later part of your question highlighted in bold:

     An entity shall be subject to consolidation according to the provisions of this Interpretation if, by design, the conditions in a, b, or c exists:

     a. The total equity investment at risk (defined as interests in an entity that are required to be reported as equity in that entity's financial statements.) is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. For this purpose, the total equity investment at risk:

          (1) Includes only equity investments in the entity that participate significantly in profits and losses even if those investments do not carry voting rights.

          (2) Does not  include  equity  interests  that the  entity  issued  in
          exchange  for  subordinated   interests  in  other  variable  interest
          entities.

          (3) Does not include amounts provided to the equity investor directly or indirectly by the entity or by other parties involved with the entity (for example, by fees, charitable contributions, or other payments), unless the provider is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.

          (4) Does not include amounts financed for the equity investor (for example, by loans or guarantees of loans) directly by the entity or by other parties involved with the entity, unless that party is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.

     Paragraphs 9 and 10 discuss the amount of the total equity investment at risk that is necessary to permit an entity to finance its activities without additional subordinated financial support.

     b. As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

          (1) The direct or indirect ability through voting rights or similar rights to make decisions about an entity's activities that have a significant effect on the success of the entity. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership).

          (2) The obligation to absorb the expected losses of the entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity.

          (3) The right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by the entity's governing documents or arrangements with other variable interest holders or the entity.

     c. The equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity's activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights. For purposes of applying this requirement, enterprises shall consider each party's obligations to absorb expected losses and rights to receive expected residual returns related to all of that party's interests in the entity and not only to its equity investment at risk.

As we relayed to you in our phone conversation immediately prior to the issuance of this sixth letter to the Company, the Company does not hold, nor has it ever held, an equity stake in RCSC. Consequently, paragraph 5(a) in its entirety is not applicable to us. We were not privy to the decisions made in the establishment of RCSC, nor do we know its capital structure. RCSC is a private company, and there would be no reason for the management of RCSC to divulge the aforementioned details of their company to us.

Paragraph 5(b) details three characteristics of a controlling financial interest that holders of the equity investment should possess. Through your question, you have asked us to focus on the second of these characteristics. As you know,
Section 4.12 of the asset purchase agreement between the Company and RCSC does call for the Company to guarantee that the revenue stream from the various third party lessees remains uninterrupted for a period of three years. The purchase agreement, however, does not guarantee a certain profit margin or return on equity. The Company has no influence on RCSC's cost of operations, overhead, or capital structure. There are still a plethora of ways RCSC can lose or make money. Our limited guarantee pertains only to the revenue stream, and only for the first three years of the agreement...it does not protect RCSC's investors from expected losses, nor does it guarantee holders of RCSC's equity a return on their investment.

With regards to Paragraph 5(c), the Company once again cannot comment on this passage, as we are not, nor ever were, equity holders in RCSC, nor are we privy to the capital structure, ownership, and equity voting rights distribution of RCSC. RCSC is a private company, and there would be no reason for the management of RCSC to divulge the aforementioned details of their company to us.

Question:

     d) If you determined that the entity is a VIE, please tell us how you considered paragraph 16(d)(2) in evaluating whether a de facto agency relationship exists. In your response, please also describe to us in sufficient detail any other relationships with Dolphin and its affiliates and whether you consider Dolphin to be a related party, as defined in SFAS 57. To the extent you have identified a related party or de facto agency relationship, please tell us how you considered the guidance in paragraph 17 in determining which entity is most closely associated with the VIE.

Response

Since we have determined that the Company does not have a variable interest in RCSC then RCSC is not a VIE as it relates to the Company. As such, the first part of the above question is not pertinent to our situation. Other than a purchaser of our simulators, a purchaser of a management agreement, and a purchaser and owner of warrants in the Company with rights to observe, but not participate in, our board meetings, no other relationships exist between Dolphin and any of its related entities, and the Company.

In addition, we do not consider Dolphin to be a related party as defined in SFAS
57. SFAS 57 defines related party as follows:

     Affiliates of the enterprise; entities for which investments are accounted for by the equity method by the enterprise; trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; principal owners of the enterprise; its management; members of the immediate families of principal owners of the enterprise and its management; and other parties with which the enterprise may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. Another party also is a related party if it can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

Neither Dolphin (or any of its affiliates) nor the Company has any ability to influence the management or operating policies of the other party. Each company maintains separate and distinct economic interests, and has the full power to pursue those interests without influence or input from the other.

Question:

     e) If no related party or de facto agents have been identified and the entity meets the definition of a VIE, please tell us which entity is the primary beneficiary based on your analysis of the expected losses and residual returns. Refer to paragraphs 8 - 10 and 14 - 15 of FIN 46(R).

Response

Since we have determined that the Company does not have a variable interest in RCSC then RCSC is not a VIE as it relates to the Company. As such, the question is not pertinent to our situation.


Question:

2. If, in response to the above comment, you are not deemed to be the primary beneficiary of Race Car Simulator Corp. please explain to us how you considered the guidance in paragraphs 20-22 of SFAS 13 in accounting for the sale of your simulators.

Response

Paragraph 20 through 22 of SFAS 13 states:

         Participation by Third Parties

          20. The sale or assignment of a lease or of property subject to a lease that was accounted for as a sales-type lease or direct financing lease shall not negate the original accounting treatment accorded the lease. Any profit or loss on the sale or assignment shall be recognized at the time of the transaction except that (a) when the sale or assignment is between related parties, the provisions of paragraphs 29 and 30 shall be applied, or (b) when the sale or assignment is with recourse, the profit or loss shall be deferred and recognized over the lease term in a systematic manner (e.g., in proportion to the minimum lease payments).

          21. The sale of property subject to an operating lease, or of property that is leased by or intended to be leased by the third-party purchaser to another party, shall not be treated as a sale if the seller or any party related to the seller retains substantial risks of ownership in the leased property. A seller may by various arrangements assure recovery of the investment by the third-party purchaser in some operating lease transactions and thus retain substantial risks in connection with the property. For example, in the case of default by the lessee or termination of the lease, the arrangements may involve a formal or informal commitment by the seller to (a) acquire the lease or the property, (b) substitute an existing lease, or (c) secure a replacement lessee or a buyer for the property under a remarketing agreement. However, a remarketing agreement by itself shall not disqualify accounting for the transaction as a sale if the seller (a) will receive a reasonable fee commensurate with the effort involved at the time of securing a replacement lessee or buyer for the property and (b) is not required to give priority to the re-leasing or disposition of the property owned by the third-party purchaser over similar property owned or produced by the seller. (For example, a first-in, first-out remarketing arrangement is considered to be a priority.)

          22. If a sale to a third party of property subject to an operating lease or of property that is leased by or intended to be leased by the third-party purchaser to another party is not to be recorded as a sale because of the provisions of paragraph 21 above, the transaction shall be accounted for as a borrowing. (Transactions of these types are in effect collateralized borrowings.) The proceeds from the "sale" shall be recorded as an obligation on the books of the "seller." Until that obligation has been amortized under the procedure described herein, rental payments made by the lessee(s) under the operating lease or leases shall be recorded as revenue by the "seller," even if such rentals are paid directly to the third-party purchaser. A portion of each rental shall be recorded by the "seller" as interest expense, with the remainder to be recorded as a reduction of the obligation. The interest expense shall be calculated by application of a rate determined in accordance with the provisions of APB Opinion No. 21, "Interest on Receivables and Payables," paragraphs 13 and 14. The leased property shall be accounted for as prescribed in paragraph 19(a) for an operating lease, except that the term over which the asset is depreciated shall be limited to the estimated amortization period of the obligation. The sale or assignment by the lessor of lease payments due under an operating lease shall be accounted for as a borrowing as described above.

The Company does not believe that paragraph 20 pertains to our circumstance because the sale was not between related parties, and the sale was not with recourse. Likewise, paragraph 21 does not pertain since all risks of ownership were transferred to RCSC with the sale. A transfer of title took place, and with it, all the risks of ownership were transferred as well. RCSC recognized the risks involved, and determined a need to mitigate some of the risks of ownership. This mitigation resulted in the execution of the management agreement, whereby the Company would manage some of the ownership risks for the benefit of RCSC. If the risks of ownership were not transferred with the sale, the management agreement would not have been necessary. RCSC continues to bear risks of ownership, including but not limited to, risks related to obsolescence, the cost of applicable property taxes, the risk of incurring losses if expenses are greater than revenues, the risk of default on their debt (if any) in the event cash flow is not sufficient to support their overhead and debt service, and the risk of non-payment of the minimum rental payments due from lessees after the initial three year period has expired.


Question:

3. We read your response to comment 2. Notwithstanding our comments above, we continue to believe that you have not demonstrated how you meet the criteria for entity-specific or VSOE of fair value. Based on our understanding of your asset purchase and management agreements, we also do not believe that a separate earnings process exists with respect to each of your simulator sale and services provided for under your management agreement. Please tell us how you considered the following factors in determining whether a separate earnings process exists:

Response

The Company continues to disagree with the Commissions' opinion that the Company has not met the requirements to consider the management agreement a separate unit of accounting. The Company once again refers to paragraph 16 of EITF 00-21 in its entirety as part of its response. Paragraph 16 of EITF 00-21, with reference to paragraph 10 of SOP 97-2, states that VSOE of fair value is limited to: (a) the price of the deliverable when it is regularly sold on a standalone basis, or (b), for a deliverable not yet being sold separately, the price established by management having the relevant authority (it must be probable that the price, once established, will not change before the separate introduction of the deliverable into the marketplace." There is no dispute that management with appropriate authority has set the pricing as the pricing was determined by officials of the Company, and was approved by William Donaldson, Chairman of the Company.

The Company also notes that EITF 00-21 does not establish a timetable for when the deliverable must be introduced into the marketplace to be a considered a separate unit of accounting. The Company continues to believe that the market will be receptive to the purchase of a management agreement, but most likely after the warranty period has expired. Consequently, the Company believes it will be successful in selling its first management agreement on a stand-alone basis sometime in the next six to twelve months. Notwithstanding the above, the Company has very recently been presented with an opportunity to show that a separate earnings process exists, and will be filing an addendum to this response in the next ten business days to allow the Company the time necessary to evaluate the opportunity and follow through accordingly.

Additionally, we have now experienced a full year of providing our services under the management agreement. Our experience proves our belief at the inception of the management agreement that our cost estimates to provide the services under the agreement were extremely conservative. For the year ending 12/31/2005, the Company earned $20,961, and incurred expenses of $6,627 in providing the services called for in the agreement. Clearly, there is a separate earnings stream derived from the management agreement.

Notwithstanding the Company's experience as detailed above, the Company does not find where the concept of "a separate earnings process" is ever discussed in EITF 00-21. The Company should not be held to a standard that does not exist in the accounting pronouncement. If the concept of "a separate earnings process" is discussed, please provide us the paragraph citations where this topic is covered in EITF 00-21.

For all these reasons, we continue to disagree with your assertion that the Company has "not demonstrated how you meet the criteria for entity-specific or VSOE of fair value" in the most robust manner possible.


Question:

     a) Do you have the ability and have you historically been able to sell the management service agreement without also selling the race car simulator?

Response

As we have stated in previous responses, the Company acknowledges that the management service agreement is not readily sold, and can only be sold to those customers who first purchase our simulators, or to those who purchase simulators in the future from those customers that have purchased simulators from the Company. Aside from the transaction with RCSC, the Company has always sold its simulators without a management agreement. However, the Company has the intent to sell, and is actively working on sale agreements for the management services agreements as separate contracts. We have the ability to sell the management service agreement to a simulator operator at any time, but the likelihood for an operator to purchase one is after the one year warranty period has expired.

Question:

     b) What is the probability of the buyer entering into an agreement to purchase the race car simulators without also executing a management agreement?

Response

Our experience in selling simulators tells us that we have a higher probability of selling the simulators without the management agreement than we do selling both the simulators and the management agreement in simultaneous transactions. The Company has signed purchase agreements for fourteen different transactions for which eleven did not include a management agreement. The RCSC transactions have been the only transactions where the Company sold a management agreement with the simulators. Since the simulators carry a one year parts and labor warranty, our experience has shown that the warranty period allows our buyers to understand the complexity of our race car simulation systems. As the Company sells more of the simulators, and those simulators become seasoned, the Company expects that it will continue to offer management service agreements which will be sold in individual circumstances as the simulators age past the original agreements. The pricing of these agreements has and will continue to be based on factors tailored to our operation, such as the number of locations covered by the agreement, the number of simulators at each location, and the age of the simulators at each location. The system to determine the price established by management having the relevant authority for each management agreement to be sold was developed with the transaction that took place on December 31, 2004, and has now been used on all three RCSC transactions.


Question:

     c) If the buyer would be willing to purchase the simulators exclusive of a management agreement, would the sales price differ?

Response

Yes.


Question:

     d) Are each of the simulator sale and services to be performed under the management agreement margin positive on a standalone basis? In your response, all contractual services, commitments and guarantees should be considered?

Response

As we have stated in prior responses, the management of the Company, having the relevant authority, established the price of the management service agreements. The Company believes it receives a fair return from the sale of its simulators to its customers, and its customers are the sole prospects for engaging in a management service agreement. With this in mind, and given that it has the relevant authority, management chose to price the management service agreement in such a way that it covered the cost the Company believed it would bear for providing the maintenance services entailed in the agreement. The Company has considered all the contractual provisions and services to be rendered that are incorporated in the agreement, and continues to believe it is recovering sufficient value from the sale of the management agreement. This is evidenced by our 68% profit margin when comparing the revenues the Company earned from the agreement and the expenses the Company incurred in rendering those services covered by the agreement.

Question:

     e) Has the buyer assumed all risks and rewards of ownership in light of the guarantee provided in Section 4.12 of the asset purchase agreement and paragraph 1(b) of the management agreement?

Response

Yes. RCSC has mitigated their risk of ownership through Section 4.12 of the purchase agreement and by purchasing the management agreement, as we have described in detail above. They are the only beneficiary of the "rewards" from owning the simulators by virtue of the fact that they now receive the revenue generated by their simulators. As the Company stated previously in this letter,
Section 4.12 of the purchase agreement between the Company and RCSC does call for the Company to guarantee that the revenue stream from the various third party simulator leases remains uninterrupted, but only for a three year period. Neither the purchase agreement nor the management agreement guarantee a certain profit margin or return on equity. Those risks of ownership continue to be borne by RCSC.


Question:

4. As it relates to prior comments 3-5, we are still considering your responses and may have additional comments in the future.

Response

During a phone conversation between Josh Forgione and Dave Smith subsequent to the Company receiving this letter, Josh requested that we comment on Section 2 of the management agreement as it relates to FIN 46(R).

The management agreement defines the parties as follows:

          Dolphin Direct Equity Partners, LP, a Delaware limited partnership ("Dolphin"), Racecar Simulator Acquisition Corp., a New York corporation affiliated with Dolphin (the "Company"), and Interactive Motorsports and Entertainment Corporation, an Indiana corporation (together with its subsidiaries, the "Manager").

Said section reads as follows

     2.   Additional Funding; Issuance of Warrants.

          (a) If (i) the Manager and Dolphin mutually agree that Dolphin will contribute additional funds to the Company or (ii) Dolphin or the Company receives any claim, invoice, or notice from a third party alleging or otherwise indicating that Dolphin or the Company is required to make any payment, or take any action, and Dolphin reasonably believes that the Company requires additional funding in order to make such payment, take such action, or defend itself in connection with such claim, invoice or notice, Dolphin (X) in the case of clause (i) above shall and (Y) in the case of clause (ii) above, may contribute such funds (in debt, equity, or any combination thereof at its sole discretion), to such extent, from time to time and up to $2 million in the aggregate. As conditions precedent to Dolphin's obligation to make any such contribution contemplated by clause
     (i) above,  the  Manager  shall (i) issue to Dolphin a warrant  pursuant to
     Section 2(b) and (ii) have fully performed all obligations to be performed by it under the Transaction Documents.

          (b) In the event of any additional  funding of the Company pursuant to
     Section 2(a), Manager shall issue to Dolphin a warrant simultaneously with Dolphin's funding of each such contribution in form and substance as set forth on Exhibit A hereto, to purchase a number of shares of common stock of the Manager, par value $0.0001 per share, equal to 2.5 shares for each $1 of equity or principal amount of debt of such contribution. Any contribution made by Dolphin to the Company prior to the issuance by Manager of such warrant shall not be deemed a waiver of Manager's obligation to issue such warrant.


Section 2 of the management agreement was designed to lay the framework by which RCSC could, without obligation, purchase additional simulators at some undetermined future point in time. Since RCSC was formed by Dolphin as the vehicle by which Dolphin would purchase simulators, it would follow that any additional simulator purchase would obviously require Dolphin to infuse additional funds into RCSC. By the terms of this section of the management agreement, Dolphin is free to infuse cash into RCSC at any time it chooses, in any manner it chooses, and for whatever purpose it chooses. Furthermore, Dolphin is never under any obligation to infuse additional funds into RCSC. Only when there is agreement that Interactive Motorsports wishes to sell additional simulators, and RCSC is willing to purchase additional simulators, will the cash infusion from Dolphin be allocated toward the purchase of new simulators, and toward the purchase of additional warrants. Paragraph 2(a) requires Interactive Motorsports to be in agreement that a sale of simulators will take place, and with that, a simultaneous sale of newly issued warrants. This section does not require Interactive Motorsports to contribute funds to, or invest funds in, RCSC, nor does it allow Interactive Motorsports to provide any direction in the management of the affairs of RCSC. Our agreement that Dolphin will contribute additional funds is only required to the extent Interactive Motorsports is agreeing to sell simulators to RCSC and warrants to Dolphin, and will be receiving the proceeds of Dolphin's additional funding of RCSC as its consideration for the sale of these assets.

With these facts in mind, we continue to believe that FIN 46(R) does not apply to the sales transaction that took place on December 31, 2004.



In closing, the Company continues to believe that its recording of the December 31, 2004 transaction not only conforms to GAAP, but also meets the standard of fair presentation of our financial statements that we discussed in our prior correspondence with you. The Company strongly believes that if we were to incorporate the treatment of the December 31, 2004 transaction as you have suggested, we would not be fairly presenting the transaction or its impact on our financial statements. The interpretation of the individual accounting and financial reporting standards that you have proposed would lead to misleading financial statements and therefore preclude fair presentation. We would then be placed in the precarious position of having to consider certifying financial statements that we feel the do not fairly present the financial condition of the Company.


                                     * * * *

Please feel free to call me or David Smith if you should have further questions. Our corporate office number is (317) 295-3500. My extension is 107, and David's is 102.

Sincerely,

/s/ William R. Donaldson
------------------------
William R. Donaldson
Chief Executive Officer and Chief Financial Officer